                          SOUTHERN OHIO COAL COMPANY
                              1997 Annual Report

                                                                         Page

                                   CONTENTS

Statements of Income and Statements of Retained Earnings . . . . . . . .   1

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . .   2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .5-12

                          SOUTHERN OHIO COAL COMPANY
                             STATEMENTS OF INCOME
                                 (UNAUDITED)

                                                        Year Ended December 31,
                                                      1997       1996        1995
                                                            (in thousands)
OPERATING REVENUES - Sales to Parent Company . . .  $217,810   $218,611    $183,956

OPERATING EXPENSES (including depreciation,
  depletion and amortization of mining plant
  of $23,167,000 in 1997, $16,962,000 in 1996
  and $13,294,000 in 1995) . . . . . . . . . . . .   202,311    194,037     161,300

OPERATING INCOME . . . . . . . . . . . . . . . . .    15,499     24,574      22,656

INTEREST CHARGES . . . . . . . . . . . . . . . . .     4,273      5,575       6,034

OPERATING INCOME BEFORE FEDERAL INCOME TAXES . . .    11,226     18,999      16,622

FEDERAL INCOME TAXES ON OPERATIONS . . . . . . . .     6,779     10,696       6,515

NET INCOME FROM OPERATIONS . . . . . . . . . . . .     4,447      8,303      10,107

NONOPERATING INCOME (LOSS) . . . . . . . . . . . .      (152)     1,375         261

NET INCOME . . . . . . . . . . . . . . . . . . . .  $  4,295   $  9,678    $ 10,368

                       STATEMENTS OF RETAINED EARNINGS
                                 (UNAUDITED)

                                                        Year Ended December 31,
                                                      1997        1996        1995
                                                            (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . . . . .     $24,064    $23,199     $33,025

NET INCOME . . . . . . . . . . . . . . . . . . .       4,295      9,678      10,368

CASH DIVIDENDS DECLARED. . . . . . . . . . . . .       5,024      8,813      20,194

RETAINED EARNINGS DECEMBER 31. . . . . . . . . .     $23,335    $24,064     $23,199

See Notes to Financial Statements.

                          SOUTHERN OHIO COAL COMPANY
                           STATEMENTS OF CASH FLOWS
                                 (UNAUDITED)

                                                         Year Ended December 31,
                                                        1997      1996       1995
                                                             (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . . $  4,295   $  9,678   $ 10,368
  Adjustments for Noncash Items:
    Depreciation, Depletion and Amortization . . . .   23,167     16,962     13,294
    Deferred Federal Income Taxes. . . . . . . . . .   (8,359)    (4,740)    (3,312)
    Accrued Postretirement Benefits Other
      Than Pensions. . . . . . . . . . . . . . . . .    5,727      5,647      6,854
    Reclamation Reserve. . . . . . . . . . . . . . .    8,245      2,835       -
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . . . . . . . .    6,740    (17,734)     3,413
    Coal, Materials and Supplies . . . . . . . . . .     (214)      (129)    (2,458)
    Accounts Payable . . . . . . . . . . . . . . . .      163     (2,353)    (1,896)
  Other (net). . . . . . . . . . . . . . . . . . . .    2,008      5,743        283
        Net Cash Flows From Operating Activities . .   41,772     15,909     26,546

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . . . . . . . .   (2,241)      (401)    (1,078)
  Proceeds from Sales of Property. . . . . . . . . .      (40)        13        892
        Net Cash Flows Used For
          Investing Activities . . . . . . . . . . .   (2,281)      (388)      (186)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt . . . . . . . . . . . .   50,100       -          -
  Retirement of Long-term Debt . . . . . . . . . . .  (24,834)    (8,319)      -
  Change in Short-term Debt (net). . . . . . . . . .   (1,500)     1,500       -
  Return of Capital Contributions to Parent Company.  (47,141)   (20,859)      -
  Dividends Paid . . . . . . . . . . . . . . . . . .   (5,024)    (8,813)   (20,194)
        Net Cash Flows Used For
          Financing Activities . . . . . . . . . . .  (28,399)   (36,491)   (20,194)

Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . . . . . . . .   11,092    (20,970)     6,166
Cash and Cash Equivalents January 1. . . . . . . . .    5,565     26,535     20,369
Cash and Cash Equivalents December 31. . . . . . . . $ 16,657   $  5,565   $ 26,535


See Notes to Financial Statements.

                          SOUTHERN OHIO COAL COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)

                                                                      December 31,
                                                                    1997        1996
                                                                     (in thousands)
ASSETS

MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . . . . . . .   $  7,412    $  7,386
  Mining Structures and Equipment . . . . . . . . . . . . . . .    239,693     217,578
  Coal Interests (net of depletion) . . . . . . . . . . . . . .      3,163       3,977
  Mine Development Costs. . . . . . . . . . . . . . . . . . . .    134,149     134,149
  Construction Work in Progress . . . . . . . . . . . . . . . .      1,978          15

          Total Mining Plant. . . . . . . . . . . . . . . . . .    386,395     363,105

  Accumulated Depreciation and Amortization . . . . . . . . . .    219,510     193,608


          NET MINING PLANT. . . . . . . . . . . . . . . . . . .    166,885     169,497


OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . . . . . . . .     60,781      61,078


CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . .     16,657       5,565
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . . . . . . . .      9,794       4,383
    Insurance . . . . . . . . . . . . . . . . . . . . . . . . .     13,011      13,011
    Affiliated Companies. . . . . . . . . . . . . . . . . . . .      9,919      22,070
  Coal - at average cost. . . . . . . . . . . . . . . . . . . .      1,523         719
  Materials and Supplies - at average cost. . . . . . . . . . .     11,664      12,254
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .        432       1,583

          TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . .     63,000      59,585


REGULATORY ASSETS . . . . . . . . . . . . . . . . . . . . . . .     48,630      56,182

DEFERRED CHARGES. . . . . . . . . . . . . . . . . . . . . . . .      5,476       4,356

            TOTAL . . . . . . . . . . . . . . . . . . . . . . .   $344,772    $350,698


See Notes to Financial Statements.
/TABLE

                          SOUTHERN OHIO COAL COMPANY
                                BALANCE SHEETS
                                 (UNAUDITED)

                                                                    December 31,
                                                                  1997        1996
                                                                   (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . . . . . . . . $      5    $      5
  Paid-in Capital . . . . . . . . . . . . . . . . . . . . . . .   44,689      91,830
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . .   23,335      24,064

          TOTAL SHAREHOLDER'S EQUITY. . . . . . . . . . . . . .   68,029     115,899

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . . . . . . . .   80,086      61,681

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . . . . . . . .   37,631      23,123
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .   65,037      45,823

          TOTAL OTHER NONCURRENT LIABILITIES. . . . . . . . . .  102,668      68,946

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . . . . . . . .   26,861      20,000
  Short-term Debt - Notes Payable to Parent . . . . . . . . . .     -          1,500
  Accounts Payable - General  . . . . . . . . . . . . . . . . .    5,020       5,641
  Accounts Payable - Affiliated Companies . . . . . . . . . . .    2,113       1,329
  Taxes Accrued . . . . . . . . . . . . . . . . . . . . . . . .      735         255
  Interest Accrued. . . . . . . . . . . . . . . . . . . . . . .    1,250       2,011
  Accrued Vacation Pay. . . . . . . . . . . . . . . . . . . . .    3,147       2,861
  Workers' Compensation Claims. . . . . . . . . . . . . . . . .    5,331      13,711
  Obligations Under Capital Leases. . . . . . . . . . . . . . .   14,129       9,083
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7,177       3,595

          TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . .   65,763      59,986

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . .   27,695      42,803

DEFERRED CREDITS. . . . . . . . . . . . . . . . . . . . . . . .      531       1,383

CONTINGENCIES (Note 2)

            TOTAL . . . . . . . . . . . . . . . . . . . . . . . $344,772    $350,698


See Notes to Financial Statements.

                          SOUTHERN OHIO COAL COMPANY
                        NOTES TO FINANCIAL STATEMENTS
                                 (UNAUDITED)


1.   SIGNIFICANT ACCOUNTING POLICIES:

Organization and Regulation. Southern Ohio Coal Company (the Company or SOCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company's underground mining operations are conducted in Meigs County in southern Ohio to supply coal to OPCo's Gavin Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. At December 31, 1997, owned proven coal reserves amounted to 121,762,000 tons in Ohio and 65,003,000 tons in West Virginia.

Basis of Accounting. As a cost-based rate-regulated entity, SOCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Regulatory assets are comprised of the following:

                                                             December 31,
                                                          1997         1996
                                                           (in thousands)
     Regulatory Assets:
       Amounts Due From Parent Company For
         Future Income Taxes                            $34,953      $41,703
       Raccoon Mine Abandoned Assets                      7,737        9,803
       Postemployment Benefits                            5,207        4,676
       Other                                                733         -
         Total Regulatory Assets                        $48,630      $56,182

Use of Estimates. The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement. Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization. Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mine in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1997, 1996 and 1995 were not significant.

          Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1997 the Company changed the respective rates to reflect a revised mining plan through December 31, 2001. This change in estimate had no impact on net income.

          Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Other Property and Investments. Other property and investments consists primarily of the Cove North coal reserves (net book value $27 million at December 31, 1997) in West Virginia and the net present value of a receivable from the sale of the Martinka mining operations in 1992 ($34 million at December 31, 1997 discounted at 8-1/2%).

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes. The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation. The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1997, 1996 or 1995.

          The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation. The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.   CONTINGENCIES:

          The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

          The Company recovers all of its costs from OPCo under the coal supply agreement.

3.   CONTINUATION OF MINING OPERATIONS:

          The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. OPCo's plan to comply with the CAAA includes the installation of leased scrubbers at the Gavin Plant to permit the continued burning of Ohio high-sulfur coal. The plan further provides for Gavin's coal to be supplied by the Company's Meigs mine, long-term contracts with unaffiliated sources and spot market purchases.

          Under settlement agreements applicable to OPCo's Public Utilities Commission of Ohio (PUCO) jurisdiction, OPCo's electric fuel component (EFC) rate is fixed at 1.465 cents per kwh from June 1995 through November 1998. Thereafter, the cost of coal burned at the Gavin Plant is subject to a predetermined price of $1.575 per million Btu's with quarterly escalation adjustments. After 2009 the price that OPCo can recover for coal from its affiliated Meigs mine will be limited in the PUCO jurisdiction to the lower of cost or the then-current market price.

          It may be necessary in the future to shut down the Meigs mining operations if for some reason the predetermined price is not adequate to recover the Meigs mining cost from PUCO jurisdictional fuel clause customers or if it is no longer economical to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. In the event of a shutdown, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

4.   OTHER RELATED-PARTY TRANSACTIONS:

          American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including SOCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.   BENEFIT PLANS:

United Mine Workers of America (UMWA) Pension Plans

          The Company provides UMWA pension benefits for UMWA employees meeting eligibility requirements. Benefits are based on age at retirement and years of service. Contributions are based on the number of hours worked, are expensed when paid and totaled $987,000 in 1997, $921,000 in 1996 and $818,000 in 1995. As of June 30, 1997, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $3.7 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

AEP System Pension Plan

          The Company participates in the AEP pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements, except participants in the UMWA pension plans. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. The Company's share of net pension cost of the AEP System pension plan for the years ended December 31, 1997, 1996 and 1995 was $225,000, $377,000 and $217,000, respectively.

AEP System Savings Plan

          An employee savings plan is offered to non-UMWA employees which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $293,000 in 1997, $286,000 in 1996 and $278,000 in 1995.

Postretirement Benefits Other Than Pensions (OPEB)

          Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. They are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 at retirement. Non-active UMWA employees become eligible at age 55 if they have 20 service years.

          The AEP System provides certain other benefits for retired employees under an AEP System plan. Substantially all non-UMWA employees are eligible for postretirement health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

          OPEB costs for post 1975 UMWA retirees and the AEP System plan are determined by the application of AEP System actuarial assumptions to each company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, was $9.1 million in 1997, $9 million in 1996 and $10.4 million in 1995. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund for all non-UMWA employees equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $556,000 in 1997, $517,000 in 1996 and $686,000 in 1995.

          Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. The UMWA health plans are funded by payments from current and former UMWA wage agreement signatories, the 1950 UMWA Pension Plan surplus and the abandoned Mine Land Reclamation Fund surplus. Required annual payments to the UMWA health funds made by the Company were recognized as expense when paid and totaled $155,000 in 1997, $157,000 in 1996 and $135,000 in 1995.

          The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. The Company receives cash for the amount transferred. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $3.3 million in 1997, $3.9 million in 1996 and $3.8 million in 1995 of which $2.8 million in 1997, $2.8 million in 1996 and $3.2 million in 1995 was to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $0.5 million in 1997, $1.1 million in 1996 and $0.6 million in 1995 reallocated from the Company's surplus Black Lung trust fund to other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1997, 1996 and 1995 was $1.9 million, $6.3 million and $6.9 million, respectively.

6.   FEDERAL INCOME TAXES:

          The details of federal income taxes are as follows:

                                                   Year Ended December 31,
                                                    1997     1996     1995
                                                        (in thousands)

Charged (Credited) to Operations:
  Current (net) . . . . . . . . . . . . . . . .  $15,604   $15,536   $10,108
  Deferred (net). . . . . . . . . . . . . . . .   (8,824)   (4,840)   (3,593)
    Total . . . . . . . . . . . . . . . . . . .    6,780    10,696     6,515

Charged (Credited) to Nonoperating Income:
  Current (net) . . . . . . . . . . . . . . . .   (1,636)     (593)   (1,498)
  Deferred (net). . . . . . . . . . . . . . . .      465       100       281
    Total . . . . . . . . . . . . . . . . . . .   (1,171)     (493)   (1,217)

      Total Federal Income Taxes. . . . . . . .  $ 5,609   $10,203   $ 5,298

          Federal income taxes as reported are different than pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves, mine development costs and certain depreciation differences.

          The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

          The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of COLI interest deductions through December 31, 1997 would reduce earnings by approximately $28 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event of an unfavorable resolution of the COLI interest deduction matter, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement. In the opinion of management, the final settlement of open years will not have a material effect on results of operations or cash flows.

          The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:

                                                          December 31,
                                                        1997        1996
                                                         (in thousands)

        Deferred Tax Assets . . . . . . . . . . .     $ 27,683    $ 23,029
        Deferred Tax Liabilities. . . . . . . . .      (55,378)    (65,832)
          Net Deferred Tax Liabilities. . . . . .     $(27,695)   $(42,803)

        Property Related Temporary Differences. . $(38,343) $(46,409) Amounts Due From Parent Company
          For Future Federal Income Taxes . . . .      (12,179)    (14,521)
        Self Insurance Reserves . . . . . . . . .        6,802       7,404
        Accrued Mine Reclamation Expense. . . . .        3,878         992
        Postretirement Benefits . . . . . . . . .       11,769      10,004
        All Other (net) . . . . . . . . . . . . .          378        (273)

          Total Net Deferred Tax Liabilities. . .     $(27,695)   $(42,803)

7.   SUPPLEMENTARY CASH FLOW INFORMATION:
                                                  Year Ended December 31,
                                                   1997     1996     1995
                                                       (in thousands)
    Cash was paid for:
        Interest . . . . . . . . . . . . . . .   $ 5,034  $ 5,629   $6,196
        Income Taxes . . . . . . . . . . . . .    14,704   16,380    9,494
    Noncash acquisitions under
      capital leases were. . . . . . . . . . .    32,001    9,163    8,642

8.   LEASES:

          Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

          Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                                Year Ended December 31,
                                              1997       1996       1995
                                                    (in thousands)

Operating Leases . . . . . . . . . . . . . . $ 1,281    $ 2,054    $ 1,597
Amortization of Capital Leases . . . . . . .   9,905      8,925     10,419
Interest on Capital Leases . . . . . . . . .   2,525      2,099      2,624
    Total Rental Costs . . . . . . . . . . . $13,711    $13,078    $14,640

          Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                        December 31,
                                                      1997        1996
                                                       (in thousands)

     Mining Plant  . . . . . . . . . . . . . . . . . $87,414     $65,295
     Accumulated Provision for Amortization. . . . .  35,654      33,089
         Net Property under Capital Leases . . . . . $51,760     $32,206

     Capital Lease Obligations:
       Noncurrent Liability. . . . . . . . . . . . . $37,631     $23,123
       Liability Due Within One Year . . . . . . . .  14,129       9,083
         Total Capital Lease Obligations . . . . . . $51,760     $32,206

          Properties under operating leases and related obligations are not included in the Balance Sheets.

          Future minimum lease rentals consisted of the following at December 31, 1997:

                                                                   Non-
                                                                Cancelable
                                                      Capital   Operating
                                                      Leases      Leases
                                                        (in thousands)

     1997. . . . . . . . . . . . . . . . . . . . . . . $14,613    $1,410
     1998. . . . . . . . . . . . . . . . . . . . . . .  12,515     1,197
     1999. . . . . . . . . . . . . . . . . . . . . . .  10,890       733
     2000. . . . . . . . . . . . . . . . . . . . . . .   8,433       538
     2001. . . . . . . . . . . . . . . . . . . . . . .   1,549       538
     Later Years . . . . . . . . . . . . . . . . . . .   4,003     1,091

     Total Future Minimum Lease Rentals  . . . . . . .  52,003    $5,507
     Less Estimated Interest Element . . . . . . . . .     243

     Estimated Present Value of Future
       Minimum Lease Rentals . . . . . . . . . . . . . $51,760

 9.  RETURN OF CAPITAL:

          In September 1996, the Company was granted permission by the SEC to return to its parent up to $68,000,000 out of capital surplus through December 31, 1998. On October 1, 1996 the Company returned $20,859,000 to its parent.

          In June 1997, the Company entered into a sale-leaseback agreement for the Meigs preparation plant and related facilities and received $50,100,000. The preparation plant will remain on the books and continue to be depreciated. A finance obligation of $50,100,000 was recorded as Long-term Debt. The Company used the proceeds from this sale to return capital of $47,141,000 to its parent, Ohio Power Company and at the same time pay dividends of $1,944,000.

10.  LONG-TERM DEBT:

          Long-term debt outstanding was as follows:
                                                         December 31,
                                                       1997        1996
                                                        (in thousands)
Notes Payable:
  7.19% due January 1997 . . . . . . . . . . . . . . $   -        $20,000
  6.85% due January 1998 . . . . . . . . . . . . . .   16,681      16,681
  Variable rate due January 1999 . . . . . . . . . .   15,000      15,000
  6.20% due January 2001 . . . . . . . . . . . . . .   30,000      30,000
  Finance Obligation . . . . . . . . . . . . . . . .   45,266        -
                                                      106,947      81,681
  Less: Portion Due Within One Year. . . . . . . . .   26,861      20,000
          Total. . . . . . . . . . . . . . . . . . . $ 80,086     $61,681

          The interest rate on the variable rate note is based on LIBOR (6.2625% at December 31, 1997) and adjusted every six months. At January 31, 1998 the rate was adjusted to 6.10625%. The notes payable are guaranteed by OPCo.

          A finance obligation was entered into by the Company for mining facilities and equipment through sale and leaseback transactions. In accordance with SFAS 98, the transaction did not qualify as sale and leaseback for accounting purposes and therefore is shown as other long-term debt. The terms on this long-term debt obligation is 4 years including renewals with bargain purchase options at expiration of the agreement. At the time this agreement was entered into the interest rate was fixed at 6.98%.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. The carrying amount of the receivable from the purchaser of the Martinka operations approximates fair value based on current interest rates of investments with similar maturities. At December 31, 1997 and 1996 the fair value of long-term debt was $108 million and $82 million, respectively, based on quoted market prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $107 million and $82 million at December 31, 1997 and 1996, respectively.